U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[X] Form  10-K or Form  10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form
    10-QSB [ ] Form N-SAR

For Period Ending December 31, 2000.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:            WHAT'S FOR FREE TECHNOLOGIES, INC.
Address of Principal                7418 East Helm Drive,
Executive Office:                   Scottsdale, Arizona, 85260


                       PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

    [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]   (c)  The   accountant's   statement  or  other  exhibit   required  by
          Rule12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

Key information required for a complete and accurate report is being compiled and reviewed.

                           PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

     Mr. Wynn J. Bott        480                   443-1111
     ------------------     ------    ------------------------------------------
         NAME             AREA CODE            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                    [ X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WHAT'S FOR FREE TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:03/30/2000                     BY:/S/ WYNN J. BOTT
     ----------                       -----------------
                                         Wynn J. Bott,
                                         Chief Financial Officer